UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

RUBY CREEK RESOURCES, INC.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

78116P 10 1

(CUSIP Number)

November 27, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

(Amendment No. 1)

CUSIP NO.  78116P 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Double Trouble Productions, LLC

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,140,000(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,140,000(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,140,000(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.82%(3)
12	TYPE OF REPORTING PERSON
PN

(1) The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.

(2) This amount consists of: (i) 1,390,000 shares of the Company’s common stock, $.01 par value per share (the “Common Stock”), and (ii) warrants to purchase 1,750,000 shares of Common Stock.

(3) Based on 23,557,173 shares of the Company’s Common Stock outstanding as of November 22, 2010, as reported by the Company.

2

SCHEDULE 13G

(Amendment No. 1)

CUSIP NO. 78116P 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jeffrey Weiner

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) (a) (b) X(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,000(2)
	6	SHARED VOTING POWER 3,140,000(3)
	7	SOLE DISPOSITIVE POWER 100,000(2)
	8	SHARED DISPOSITIVE POWER 3,140,000(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,240,000(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.16%(4)
12	TYPE OF REPORTING PERSON
IN, HC

(1) The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person and as set forth below.

(2) This amount consists of 100,000 shares of the Company’s Common Stock.

(3) This amount consists of: (i) 1,390,000 shares of the Common Stock and (ii) warrants to purchase 1,750,000 shares of Common Stock registered in the name of Double Trouble Productions, LLC (“Double Trouble”).

 (4) Based on 23,557,173 shares of the Company’s Common Stock outstanding as of November 22, 2010, as reported by the Company.

3

SCHEDULE 13G

(Amendment No. 1)

Item 1(a).                    Name of Issuer:

                                    Ruby Creek Resources, Inc.

Item 1(b).                    Address of Issuer’s Principal Executive Offices:

                        250 H Street, #691, Blaine, WA 98230

Item 2(a). &  2(b).      Name of Persons Filing and Address of Principal Business or Office or, if none, Residence:

The name of the persons filing this statement are Double Trouble Productions, LLC (“Double Trouble”) and Jeffrey Weiner (“Weiner”).  Weiner is the managing member of Double Trouble.

                                    The business address of the persons filing this statement is:

                                    10 Melville Park Road

Melville, NY 11747

Double Trouble and Weiner have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(c).                    Citizenship:

Double Trouble is a New York limited liability company.  Mr. Weiner is a citizen of the United States.

Item 2(d).                    Title of Class of Securities:

                                    Common Stock

Item 2(e).                    CUSIP Number:

                                    78116P 10 1

Item 3.                        If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)        ☐         Broker or Dealer registered under Section 15 of the Act.

(b)        ☐         Bank as defined in Section 3(a)(6) of the Act.

                        (c)        ☐         Insurance Company as defined in Section 3(a)(19) of the Act.

(d)       ☐         Investment company registered under Section 8 of the Investment Company Act of 1940.

                        (e)        ☐         An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)        ☐         An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)        ☐         A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)        ☐         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)         ☐         A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

                        (j)         ☐         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                        Ownership:

The percentages used herein are calculated based upon 23,557,173 shares of Common Stock issued and outstanding as of November 22, 2010, as reported by the Company.

As of the close of business on November 30, 2010:

1. Double Trouble Productions, LLC

(a) Amount beneficially owned: -3,140,000-

(b) Percent of class: 10.82%

(c)(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: -3,140,000-

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: -3,140,000-

2. Jeffrey Weiner

(a) Amount beneficially owned: -3,240,000 -

(b) Percent of class: 11.168%

(c)(i) Sole power to vote or direct the vote: -100,000-

(ii) Shared power to vote or direct the vote: -3,140,000 -

(iii) Sole power to dispose or direct the disposition: -100,000-

(iv) Shared power to dispose or direct the disposition: -3,140,000 -

Jeffrey Weiner controls 3,140,000 shares of Common Stock in his capacity as the managing member of Double Trouble.

Item 5.                        Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.                        Ownership of More Than Five Percent on Behalf of Another Person:

                                    Not Applicable

Item 7.                        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

                                    Not Applicable

Item 8.                        Identification and Classification of Members of the Group:

                                    Not Applicable

Item 9.                        Notice of Dissolution of Group:

                                    Not Applicable

Item 10.                      Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 2010

DOUBLE TROUBLE PRODUCTIONS, LLC

By: /S/ JEFFREY WEINER

      Jeffrey Weiner, Managing Member

/S/ JEFFREY WEINER

Jeffrey Weiner

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated November 30, 2010, by and between Double Trouble Productions, LLC and Jeffrey Weiner.

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: November 30, 2010

DOUBLE TROUBLE PRODUCTIONS, LLC

By:/S/ JEFFREY WEINER

      Jeffrey Weiner, Managing Member

/S/ JEFFREY WEINER

Jeffrey Weiner